Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

October 26, 2012

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 9, 2012
Forms 10-Q for the Quarterly Periods ended March 31, 2012 and
June 30, 2012
Filed May 9, 2012 and August 2, 2012
File No. 000-26489

Dear Mr. Windsor:

On behalf of Encore Capital Group, Inc. (together with its subsidiaries, the “Company”, “we” or “Encore”), set forth below are responses of the Company to the Staff’s letter of comment, dated October 23, 2012, relating to the Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 9, 2012, and the Forms 10-Q for the Quarterly Periods ended March 31, 2012 and June 30, 2012 (the “Forms 10-Q”) filed with the Commission on May 9, 2012 and August 2, 2012 (File No. 000-26489) and the documents incorporated therein by reference. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Government Regulation, page 7

1.	We note your response to comment 1 in your letter dated September 14, 2012. Please provide to us with a draft of proposed disclosure that responds to our comment.

Response

We will revise our disclosure in future filings in response to the Staff’s comment. Our proposed disclosure to be included in our Form 10-Q as of and for the quarter ended September 30, 2012, is as follows:

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act will subject us to substantial additional federal regulation, and we cannot predict the effect of such regulation on our business, results of operations, cash flows, or financial condition.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, was enacted. Many provisions of the Dodd-Frank Act have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. Our efforts to comply with these requirements have resulted in, and are likely to continue to result in, an increase in expenses and a diversion of management’s time from other business activities.

Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact the requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of business activities, require changes to certain business practices, or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, includes, among others, increased cost of operations due to greater regulatory oversight, supervision, and compliance with consumer debt servicing and collection practices.

The Dodd-Frank Act established the Consumer Financial Protection Bureau, or the CFPB, that has broad regulatory powers over debt collectors and virtually all other “covered persons” who have any connection to consumer financial products or services. The CFPB has exclusive rule-making authority with respect to all significant federal statutes that impact the collection industry, including the Fair Debt Collection Practices Act (the “FDCPA”), the Fair Credit Reporting Act (“FCRA”), and others. This means, for example, that the CFPB has the ability to pass rules and regulations that interpret any of the provisions of the FDCPA, potentially impacting all facets of debt collection. Federal agencies, including the CFPB, have been given significant discretion in drafting the rules and regulations that will implement the Dodd-Frank Act. Consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for some time. In addition, this legislation mandated multiple studies and reports for Congress, which could result in additional legislative or regulatory action.

In addition to the CFPB’s rulemaking authority, the Dodd-Frank Act provides that the CFPB may conduct onsite supervision of “larger participants,” as defined by the CFPB, in the consumer debt collection market. In October 2012, the CFPB announced its final “larger participant” rule pertaining to the debt collection market. Under the final rule, which becomes effective in January 2013, the CFPB defines a “larger participant” in the consumer debt collection market as a covered person with more than $10 million in annual receipts from consumer debt collection activities. This definition covers us and authorizes the CFPB to exercise its supervisory authority over us.

At this time, it is not possible or practical to attempt to provide a comprehensive analysis of how these new laws and regulations may impact debt collectors. The full extent of that impact probably will not be known until next year, at the earliest, when the CFPB begins to implement regulations and exercise its supervisory and enforcement authority.

Note 2: Fair Value Measurements, page F-12

2.	We note your response to comment 5 in your letter dated September 14, 2012 and note that many of your publically traded competitors disclose an estimate of the fair value of their distressed portfolios. Considering your disclosed expertise in valuing receivable portfolios, we believe you should develop appropriate cost effective methodologies to measure the fair value of your investment in receivable portfolios at each period end. To the extent appropriate, please use reasonable estimates that in your opinion a market participant would use in valuing your portfolio. Please ensure the disclosure of your methodology includes appropriate context to provide investors with an understanding of the key judgments made and the variability of the results. Please include your proposed disclosure in your response.

Response

We will revise our disclosure in future filings in response to the Staff’s comment. Our proposed disclosure to be included in our Form 10-Q as of and for the quarter ended September 30, 2012, is as follows:

Note 5: Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the price that would be received upon sale of an asset or the price paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the “exit price”). The guidance utilizes a fair value hierarchy that prioritizes the inputs used in valuation techniques to measure fair value into three broad levels. The following is a brief description of each level:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs, including inputs that reflect the reporting entity’s own assumptions.

Financial instruments required to be carried at fair value

Financial assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of September 30, 2012
	Level 1	Level 2		Level 3	Total
Assets
Foreign currency exchange contracts	$—	$ x		$—	$ x
Liabilities
Interest rate swap agreements	—	(x	)	—	(x	)
Foreign currency exchange contracts	—	(x	)	—	(x	)

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2		Level 3	Total
Assets
Foreign currency exchange contracts	$—	$168		$—	$168
Liabilities
Interest rate swap agreements	—	(1,014)		—	(1,014)
Foreign currency exchange contracts	—	(2,371)		—	(2,371)

Fair values of derivative instruments included in Level 2 are estimated using industry standard valuation models. These models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign currency exchange rates, and forward and spot prices for currencies.

Financial instruments not required to be carried at fair value

The Company records its investment in receivable portfolios at cost, which represents a significant discount from the contractual receivable balances due. The Company computes the fair value of its investment in receivable portfolios by discounting the estimated future cash flows, generated by its proprietary forecasting models, using an estimated market participant discount rate. Using this method, the fair value of investment in receivable portfolios was approximately $x billion and $x billion as of September 30, 2012 and December 31, 2011, respectively. A 100 basis point fluctuation in the discount rate used would result in an increase or decrease in the fair value by approximately $x million as of September 30, 2012. This fair value calculation does not represent, and should not be construed to represent, the underlying value of the Company. The carrying value of the investment in receivable portfolios was $x million and $716.5 million as of September 30, 2012 and December 31, 2011, respectively.

The Company capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. The carrying value of net deferred court costs approximates fair value.

The fair value of property tax payment agreements receivable is estimated by discounting the future cash flows of the portfolio using a discount rate equivalent to the current rate at which similar property tax payment agreements receivable would be originated. The carrying value of property tax payment agreements receivable approximates fair value. Additionally, the carrying value of interest receivable approximates fair value.

Borrowings under the Company’s revolving credit facilities are carried at historical cost, adjusted for additional borrowings less principal repayments, which approximates fair value.

Note 5: Deferred Court Costs, Net, page F-17

3.	We note that you normally conclude court actions within 36 months and hence costs are only capitalized for a maximum of 36 months at which time any remaining costs are written off. Please provide a roll forward of the court cost reserve for all periods presented including the provision recorded and the amounts written off.

Response

We will revise our disclosure in future filings in response to the Staff’s comment. Our proposed disclosure to be included in our Form 10-Q as of and for the quarter ended September 30, 2012, is as follows:

Note 10: Deferred Court Costs, Net

The Company contracts with a nationwide network of attorneys that specialize in collection matters. The Company generally refers charged-off accounts to its contracted attorneys when it believes the related debtor has sufficient assets to repay the indebtedness and has, to date, been unwilling to pay. In connection with the Company’s agreement with the contracted attorneys, it advances certain out-of-pocket court costs (“Deferred Court Costs”). The Company capitalizes Deferred Court Costs in its consolidated financial statements and provides a reserve for those costs that it believes will ultimately be uncollectible. The Company determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. Deferred Court Costs not recovered within three years of placement are fully written-off. Collections received from these debtors are first applied against related court costs with the balance applied to the debtors’ account.

Deferred Court Costs for the three-year deferral period consist of the following as of the dates presented (in thousands):

	September 30, 2012			December 31, 2011
Court costs advanced	$	x		$228,977
Court costs recovered		(x	)	(60,017)
Court costs reserve		(x	)	(130,454)

	$	x		$38,506

A roll forward of the Company’s court cost reserve is as follows (in thousands):

Court Cost Reserve
	Three Months Ended September 30,						Nine Months Ended September 30,
	2012			2011			2012			2011
Balance at beginning of period	$	(x	)	$	(x	)	$	(x	)	$	(x	)
Provision for court cost		(x	)		(x	)		(x	)		(x	)
Write-off of reserve after the 36th month		x			x			x			x

Balance at end of period	$	(x	)	$	(x	)	$	(x	)	$	(x	)

Note 12: Commitments and Contingencies – Litigation, page F-25

4.	We note your response to comment 7 in your letter dated September 14, 2012. In your current and proposed disclosure, it does not appear that you have disclosed:

•	An estimate of the additional loss or range of loss, or

•	That the estimate is immaterial to your financial statements, or

•	That such an estimate cannot be made.

Therefore, please tell us specifically where you have made one of the above disclosures or revise future filings as appropriate. Please include your proposed disclosure in your response.

Response

We will revise our disclosure in future filings in response to the Staff’s comment. Our proposed disclosure to be included in our Form 10-Q as of and for the quarter ended September 30, 2012, is as follows:

Note 15: Commitments and Contingencies

Litigation

The Company is involved in disputes and legal actions from time to time in the ordinary course of business. The Company, along with others in its industry, is routinely subject to legal actions based on the Fair Debt Collection Practices Act (“FDCPA”), comparable state statutes, the Telephone Consumer Protection Act (“TCPA”), state and federal unfair competition statutes, and common law causes of action. The violations of law alleged in these actions often include claims that the Company lacks specified licenses to conduct its business, attempts to collect debts on which the statute of limitations has run, has made inaccurate assertions of fact in support of its collection actions, and/or has acted improperly in connection with its efforts to contact consumers. These cases are frequently styled as supposed class actions.

There has been no material development in any of the legal proceedings disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

In certain legal proceedings, the Company may have recourse to insurance or third party contractual indemnities to cover all or portions of its litigation expenses, judgments, or settlements. In accordance with authoritative guidance, the Company records loss contingencies in its financial statements only for matters in which losses are probable and can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. The Company continuously assesses the potential liability related to the Company’s pending litigation and revises its estimates when additional information becomes available. As of September 30, 2012, the Company has no material reserves for litigation. Additionally, based on the current status of litigation matters, either the estimate of exposure is immaterial to our financial statements or an estimate cannot yet be determined. The Company’s legal costs are recorded to expense as incurred.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

October 26, 2012

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Capital Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 9, 2012

Forms 10-Q for the Quarterly Periods ended March 31, 2012 and

June 30, 2012

Filed May 9, 2012 and August 2, 2012

File No. 000-26489

Dear Mr. Windsor:

In connection with responding to comments raised by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated October 23, 2012 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on February 9, 2012 and the Forms 10-Q for the Quarterly Periods ended March 31, 2012 and June 30, 2012 (the “Forms 10-Q”) filed with the Commission on May 9, 2012 and August 2, 2012 (File No. 000-26489), Encore Capital Group, Inc. (together with its subsidiaries, the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (858) 569-3978.

Sincerely,

/s/ Greg Call
Mr. Greg Call
Senior Vice President, General Counsel, and Corporate Secretary
Encore Capital Group, Inc.